                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Rothenberg,                      Stuart                M.
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   (Last)                           (First)             (Middle)
   c/o Goldman, Sachs & Co.
   85 Broad Street
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                                    (Street)

   New York,                        New York            10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Starwood Hotels & Resorts
   Starwood Hotels & Resorts Worldwide, Inc.
   (HOT)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   March/1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)

                              Former Director**
     ----------------------------------------------------------------------

          **Starwood Hotels & Resorts

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,                                                             |
                             or Beneficially Owned                                                                                 |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |            | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |2.          | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Transaction | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |Date        | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |(mm/dd/yy)  |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
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
                                    |            |        |   |               |     |          |              |         |          |
Units                               |  3/17/99   |  P     |   |     2,000     | A   | $29.50   |              |    I    |  01,02   |
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                                    |            |        |   |               |     |          |              |         |          |
Units                               |  3/17/99   |  S     |   |     2,000     | D   | $29.50   |   -0-(03)    |    I    |  01,02   |
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                                    |            |        |   |               |     |          |              |         |          |
Units                               |            |        |   |               |     |          |   1,752      |    I    |  01,04   |
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                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

====================================================================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                     |
         (e.g., puts, calls, warrants, options, convertible securities)                                                            |
====================================================================================================================================

                  |       |       |      |             |                |                        |        |9.       |10.    |      |
                  |       |       |      |             |                |                        |        |Number   |Owner- |      |
                  |       |       |      |             |                |                        |        |of       |ship   |      |
                  |2.     |       |      |             |                |                        |        |Deriv-   |of     |      |
                  |Conver-|       |      | 5.          |                |7.                      |        |ative    |Deriv- |11.   |
                  |sion   |       |      | Number of   |                |Title and Amount        |        |Secur-   |ative  |Nature|
                  |or     |       |      | Derivative  |6.              |of Underlying           |8.      |ities    |Secur- |of    |
                  |Exer-  |       |4.    | Securities  |Date            |Securities              |Price   |Bene-    |ity:   |In-   |
                  |cise   |3.     |Trans-| Acquired (A)|Exercisable and |(Instr. 3 and 4)        |of      |ficially |Direct |direct|
                  |Price  |Trans- |action| or Disposed |Expiration Date |------------------------|Deriv-  |Owned    |(D) or |Bene- |
1.                |of     |action |Code  | of(D)       |(Month/Day/Year)|              |Amount   |ative   |at End   |In-    |ficial|
Title of          |Deriv- |Date   |(Instr| (Instr. 3,  |----------------|              |or       |Secur-  |of       |direct |Owner-|
Derivative        |ative  |(Month |8)    | 4 and 5)    |Date    |Expira-|              |Number   |ity     |Month    |(I)    |ship  |
Security          |Secur- |/Day/  |------| ------------|Exer-   |tion   |              |of       |(Instr. |(Instr.  |(Instr |(Instr|
(Instr. 3)        |ity    |Year)  |Code|V|  (A)  | (D) |cisable |Date   |Title         |Shares   |5)      |4)       |4)     |4)    |
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
Stock Option      |       |       |    | |       |     |        |       |              |         |        |         |       |      |
(right to buy)    |$47.00 |       |    | |       |     |Immed.  |6/30/08|Units         |    4,500|        |    4,500|   05  | 01,05|
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Stock Option      |       |       |    | |       |     |        |       |              |         |        |         |       |      |
(right to buy)    |$47.00 |       |    | |       |     |Immed.  |6/30/08|Units         |    4,500|        |    4,500|   I   | 01,06|
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Stock Option      |       |       |    | |       |     |        |       |              |         |        |         |       |      |
(right to buy)    |$57.875|       |    | |       |     |Immed.  | 1/2/08|Units         |    2,219|        |    2,219|   05  | 01,05|
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Stock Option      |       |       |    | |       |     |        |       |              |         |        |         |       |      |
(right to buy)    |$57.875|       |    | |       |     |Immed.  | 1/2/08|Units         |    2,219|        |    2,219|   I   | 01,06|
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Class A           |       |       |    | |       |     |        |       |              |         |        |         |       |      |
Exchangeable      |       |       |    | |       |     |        |       |              |         |        |         |       |      |
Preferred Shares  |       |       |    | |       |     |        |       |              |         |        |         |       |      |
of Starwood Hotels|       |       |    | |       |     |        |       |              |         |        |         |       |      |
& Resorts         |  07   |       |    | |       |     |Immed.  |  N/A  |Units         |2,179,184|        |2,179,184|   I   | 01,07|
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Class B           |       |       |    | |       |     |        |       |              |         |        |         |       |      |
Exchangeable      |       |       |    | |       |     |        |       |              |         |        |         |       |      |
Preferred Shares  |       |       |    | |       |     |        |       |              |         |        |         |       |      |
of Starwood Hotels|       |       |    | |       |     |        |       |              |         |        |         |       |      |
& Resorts         |  07   |       |    | |       |     |1/02/99 |  N/A  |Units         |2,008,851|        |2,008,851|   I   | 01,07|
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Partnership Units |       |       |    | |       |     |        |       |              |         |        |         |       |      |
of SLT Realty     |       |       |    | |       |     |        |       |              |         |        |         |       |      |
Limited           |       |       |    | |       |     |        |       |              |         |        |         |       |      |
Partnership       |  07   |       |    | |       |     |Immed.  |  N/A  |Units         |  117,036|        |  117,036|   I   | 01,07|
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Partnership Units |       |       |    | |       |     |        |       |              |         |        |         |       |      |
of SLC Operating  |       |       |    | |       |     |        |       |              |         |        |         |       |      |
Limited           |       |       |    | |       |     |        |       |              |         |        |         |       |      |
Partnership       |  07   |       |    | |       |     |Immed.  |  N/A  |Units         |   77,825|        |   77,825|   I   | 01,07|
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                  |       |       |    | |       |     |        |       |              |         |        |         |       |      |
                  |       |       |    | |       |     |        |       |              |         |        |         |       |      |
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person resigned from the Board of Directors of the Issuer, effective February 10, 1999. The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). The Goldman Sachs Group, L.P. ("GS Group") is a general partner of and owns a 99% interest in Goldman Sachs. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.

02: The securities reported herein as indirectly purchased and sold were purchased and sold and may be deemed to have been beneficially owned directly by Goldman Sachs. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company.

03: Reflects an exempt disposition of 1,470 Units in connection with a basket transaction.

04: These Units were granted to and may be deemed to be beneficially owned directly by GS Group. 876 Units were granted pursuant to the Starwood Hotels & Resorts 1995 Long-Term Incentive Plan (Amended and Restated as of December 3,
1998). 876 Units were granted pursuant to the Starwood Hotels & Resorts Worldwide, Inc., 1995 Long-Term Incentive Plan (Amended and Restated as of December 3, 1998).

05: These options were granted pursuant to the Starwood Hotels & Resorts 1995 Long-Term Incentive Plan (Amended and Restated as of December 3, 1998) to the Reporting Person. The Reporting Person has an agreement with GS Group pursuant to which he holds such options for the benefit of GS Group.

06:  These  options  were  granted  pursuant  to the  Starwood  Hotels & Resorts
Worldwide, Inc., 1995 Long-Term Incentive Plan (Amended and Restated as of December 3, 1998) to a managing director of Goldman Sachs International, an affiliate of GS Group, in his capacity as a director of the Issuer. That managing director has an agreement with GS Group pursuant to which he holds the options for the benefit of GS Group.

07: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 2,179,184 Class A Exchangeable Preferred Shares of Starwood
Hotels & Resorts, 2,008,851 Class B Exchangeable Preferred Shares of Starwood Hotels & Resorts, 117,036 Partnership Units of SLT Realty Limited Partnership ("Realty Partnership Units") and 77,825 Partnership Units of SLC Operating Limited Partnership ("Operating Partnership Units") through certain investment partnerships (the "Limited Partnerships") of which affiliates of Goldman Sachs and GS Group are the manager, general partner or managing general partner. Goldman Sachs is the investment manager to certain of the Limited Partnerships.

Pursuant to a pairing agreement (as amended and restated, the "Intercompany Agreement") between Starwood Hotels & Resorts, a Maryland real estate investment trust ("Starwood Trust"), and Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation ("Starwood Corporation" and, together with Starwood Trust, "Starwood"), each stockholder of Starwood owns an equivalent number of Class B shares of beneficial interest, par value $.01 per share (the "Class B Shares"), of Starwood Trust, and shares of Common Stock, par value $.01 per share (the "Corporation Shares"), of Starwood Corporation. The Class B Shares and the Corporation Shares may be held and traded only in units consisting of one Class B Share and one Corporation Share (the "Units").

The shares of Class A Exchangeable Preferred Stock ("Class A EPS") are exchangeable for Units at any time, subject to the right of Starwood to deliver cash in lieu of Units (or, in certain circumstances, to deliver a promissory note or to cause the registered sale of such securities and the delivery of the net purchase price from such sale to the exchanging holder). The shares of Class B Exchangeable Preferred Stock ("Class B EPS") are exchangeable for Class A EPS at any time after January 2, 1999, which, as described above, is exchangeable for Units, subject to the right of Starwood to deliver cash in lieu of such Paired Shares (or, in certain circumstances, to deliver a promissory note or to cause the registered sale of such securities and the delivery of the net purchase price from such sale to the exchanging holder). Realty Partnership Units and Operating Partnership Units are exchangeable at any time for Units, subject to the right of Starwood to deliver cash in lieu of Units (or, in certain circumstances, to deliver a promissory note or to cause the registered sale of such securities and the delivery of the net purchase price from such sale to the exchanging holder), and are exchangeable, at any time prior to January 2, 2003, for shares of Class B EPS, subject to the right of Starwood to deliver cash in lieu of shares of Class B EPS (or, in certain circumstances, to deliver a promissory note or to cause the registered sale of such securities and the delivery of the net purchase price from such sale to the exchanging holder). The initial exchange ratio for all such exchanges is 1:1, and such ratio is subject to equitable adjustment in certain events, including the payment of a stock dividend by Starwood Trust or Starwood Corporation or the completion of a recapitalization of Starwood or a reclassification of the Starwood securities. In addition, the shares of Class B EPS may, at the option of either the holder or Starwood, be redeemed, from and after January 2, 2003, at a price equal to $38.50 or, in certain circumstances, Units having an equivalent value.



By:  s/ Roger S. Begelman                                      April 12, 1999
---------------------------------------------            -----------------------
     ***Signature of Reporting Person                             Date
             Attorney-in-fact

*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.